ATTORNEYS AT LAW
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin  53202-5306
414.271.2400 TEL
414.297.4900  FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
068916-0101

February 17, 2010

Via EDGAR System

Ms. Christina DiAngelo U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Leuthold Funds, Inc. (1940 Act File No. 811-09094) Certified Shareholder Report on Form N-CSR Filed November 30, 2009

Dear Ms. DiAngelo:

On behalf of our client, Leuthold Funds, Inc. and its series (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Certified Shareholder Report referenced above (the “Report”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

General Comment

1.      In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•                    the Funds are responsible for the adequacy and accuracy of the disclosure in the Report;

•                    Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report, and

•                    the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.	MILW_9776778.1

February 17, 2010

2.                  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Report.

Response:  Where applicable, the Funds will update similar disclosure in the Report to respond to the Staff’s comments.

Certified Shareholder Report

3.      In the Annual Performance Review for the Leuthold Global Clean Technology Fund, the Fund’s performance is compared to the performance of the Cleantech Index and the MSCI AC World Index, but not to the S&P 500 Index.  Then in the Fund’s Average Annual Rate of Return table, the Fund’s performance is compared to the performance of the Cleantech Index and the S&P 500 Index, but not the MSCI AC World Index.  In future filings, the S&P 500 Index should appear in both locations because it is a broad-based securities market index.  It would also be preferable for the various indices to be consistent between the two sections.

Response:  As requested, in future filings, the Fund will ensure that a broad-based securities market index is used for comparison purposes in both the Annual Performance Review discussion and in the Average Annual Rate of Return table.  The Fund will also ensure that the various indices used for comparison purposes are consistent between the two sections.

4.      With respect to the Expense Example disclosure, please confirm that the Funds charge shareholder fees on reinvested dividends that would be included as transaction costs.  Otherwise, please delete the reference to reinvested dividends in the disclosure.   Also, with respect to the actual expenses of the Funds, the Funds indicate that interest expense is excluded from the Expense Example.  In future filings, please include interest expense in the Expense Example.

Response:  As requested, in future filings, the Funds will delete the reference to reinvested dividends from the disclosure.  With regards to interest expense, the Funds respectfully note that despite the disclosure referenced by the Staff, the Expense Example numbers include interest expense.  In future filings, the Funds will revise the disclosure to indicate that interest expense is included in the Expense Example.

5.      In the Statement of Operations, there is a line item for shareholder servicing fees, but no related footnote disclosure in the notes to the financial statements.  In future filings, please include a footnote addressing the shareholder servicing fees.  We also noted the line item for Dividends and Interest on Short Positions, which should appear above the line in future filings.

Response:  As requested, in future filings, the Funds will include a footnote addressing the shareholder servicing fees.  With respect to the line item for Dividends and Interest on Short Positions, the Funds note that while it does appear below the line for Total Expenses Before Dividends and Interest on Short Positions, it does appear above the line for Total Expenses.  It is the Funds belief that this placement is appropriate.

February 17, 2010

6.      In the Financial Highlights for the Leuthold Select Industries Fund, the Total Return for 2009 is reported as (1.69)%, but we calculated a Total Return of (1.61)%.  Please confirm whether the reported number is correct.

Response:  The Fund confirms that the reported number is correct.

7.      In the Schedule of Investments, we note that the Funds indicate that if a Fund purchases more than 1% of any class of security of a registered open-end investment company, such investment will be considered an illiquid investment.  How do the Funds monitor for compliance with this item?

Response:  For purposes of ensuring that the Funds properly determine if an investment in a registered open-end investment company is illiquid due to this 1% limitation, the Funds ensure that appropriate pre-trade/post-trade compliance checks are done when investing in registered open-end investment companies.

8.      In the footnotes to the financial statements, we note the following: (a) in future filings, the footnote related to the investments in subsidiaries should be expanded to indicate when the subsidiaries were formed, to indicate when the decision was made to consolidate the subsidiaries and to provide some detail on the types of investments made through the subsidiaries; and (b) in future filings, the footnote related to the investment advisory agreements should be expanded to indicate that fee waiver is contractual and that Acquired Fund Fees and Expenses are excluded from the fee waive.

Response:  As requested, in future filings, the Funds will enhance the footnotes on the consolidation of the subsidiaries and the investment advisory agreements.  Specifically, the Funds will add the following disclosures:

“The Leuthold Core Investment Fund, Leuthold Asset Allocation Fund, and Leuthold Global Fund may invest up to 25% of their total assets in their Subsidiary, Leuthold Core, Ltd., Leuthold Asset Allocation, Ltd., and Leuthold Global, Ltd. (the “Subsidiaries”), respectively. The Subsidiaries, which are organized under the laws of the Cayman Islands, are wholly-owned and controlled by the Leuthold Core Investment Fund, Leuthold Asset Allocation Fund, and Leuthold Global Fund, respectively, and are therefore consolidated in the respective Funds’ financial statements herein. The Subsidiaries were formed in 2009 and have been consolidated since their formation.  All intercompany balances, revenues, and expenses have been eliminated in consolidation. The Funds invest in such Subsidiaries in order to gain exposure to the investment returns of the commodities markets, including investments in metals, within the limitations of the federal tax law requirements applicable to regulated investment companies.”

“In each Investment Advisory Agreement, the Adviser has contractually agreed to waive its advisory fee and/or reimburse the Funds’ other expenses, including organization expenses, to the extent necessary to ensure that the Funds’ total operating expenses (exclusive of interest, taxes, brokerage commissions, acquired fund fees and expenses, dividends and interest on short positions, and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items) do not exceed the following rates, based on each Fund’s average daily net assets.”

February 17, 2010

9.      In the financial statements, we noted that the Grizzly Short Fund had a return of capital to shareholders, but while the Funds’ website identifies the Grizzly Short Fund’s regular distributions it did not show a record of the return of capital.  Please confirm that the Grizzly Short Fund sent out the required notices.

Response:  The Funds confirm that the proper notice was sent to shareholders.

10.  Please file an amendment to the Report to file a copy of the Code of Ethics, as indicated in Item 2 of the Report.

Response:  The Funds note that the Code of Ethics was incorporated by references as permitted by Instruction D to Form N-CSR.

Form N-Q

11.  As noted in a previous review, Instruction 8 to Rule 12-12 of Regulation S-X requires disclosure in a footnote of the following amounts based on cost for federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for federal income tax purposes.  The Funds had previously indicated that they would provide this disclosure in the Form N-Q.  What the Funds have done has been to include the following disclosure: “Because tax adjustments are calculated annually, the above table does not reflect tax adjustments.  For the previous fiscal year’s federal income tax information, please refer to the Notes to Financial Statements section in the Fund’s most recent semi-annual or annual report.”  We note that this information should be updated in each future Form N-Q filing, and cannot be addressed by referencing the semi-annual or annual report.

Response:  The Funds respectfully submit that they had thought that referencing the annual tax adjustments would suffice.  The Funds are concerned that the nature of these calculations is such that making these adjustments more often than annually would not result in a more accurate statement of the Funds’ overall tax cost position, and that the cost of making these calculations would exceed the benefit.  The Funds respectfully submit that in future filings they will take the tax adjustments from the prior annual report and input them into the book numbers in the Form N-Q filings.  Provided below is a sample of the revised disclosure that the Funds will provide in future filings:

“The cost basis of investments for federal income tax purposes at [insert current Form N-Q report date] was as follows*:

Cost of investments	$	[amount]
Gross unrealized appreciation		[amount]
Gross unrealized depreciation		([amount]	)
Net unrealized appreciation	$	[amount]

February 17, 2010

*Because tax adjustments are calculated annually, the above table reflects the tax adjustments outstanding at the Fund’s previous fiscal year end.  For the previous fiscal year’s federal income tax information, please refer to the Notes to Financial Statements section in the Fund’s most recent semi-annual or annual report.”

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer
Enclosures

cc:	Roger Peters (w/ enclosures)
Leuthold Funds, Inc.

Richard Teigen (w/ enclosures)
Foley & Lardner LLP